Exhibit 99.1

News Release

For Immediate Release

Colorado firm CommArts joins Stantec

BOULDER CO (August 6, 2010) NYSE, TSX: STN

North American design firm Stantec has acquired the assets of CommArts, a 20-person design firm headquartered in Boulder, Colorado, that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics. Joining Stantec and its North American network of offices, CommArts staff will play a key role in creating a new client service area within Stantec’s Architecture practice devoted to branding and strategic project positioning.

“The acquisition of CommArts brings a very talented group to Stantec that provides a new service offering within our Architecture practice related to branding and visioning for projects,” says Bob Gomes, Stantec president and CEO. “This is a service that, in the past, we hired outside firms to complete. With the addition of CommArts, we can now provide branding and visioning services to our clients across North America.”

CommArts has played an enviable role in major commercial, retail, mixed-use, resort, urban, sports, placemaking, and branding projects worldwide. The firm has distinguished itself locally and internationally in shaping urban communities such as Tokyo Midtown and the Prudential Center in Boston. Other projects include the Staples Center in Los Angeles, Madison Square Garden in New York, and the Anschutz Entertainment Group’s Nokia Plaza in Los Angeles and O2 Domes in Berlin and London, respectively. Founded in 1973, CommArts shares Stantec’s commitment to sustainability by providing  innovative designs and solutions.

“We couldn’t be more excited about the possibilities”, says Janet Martin, CommArts managing principal. “Our ability to team with Stantec in producing great design represents a solid future with far-reaching and meaningful creative opportunities.”

Stantec also recently announced that it completed the acquisition of WilsonMiller, Inc., a multidisciplinary planning, design, and engineering firm with more than 265 employees headquartered in Naples, Florida, and of Natural Resources Consulting, Inc., a 60-person environmental firm headquartered in Cottage Grove, Wisconsin.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions. www.stantec.com

Media Contact Heena Chavda Media Relations Stantec (416) 598-5299 Heena.chavda@stantec.com	Investor Contact Simon Stelfox Investor Relations Stantec (604) 696-8338 simon.stelfox@stantec.com

One Team. Infinite Solutions.